April 21, 2014

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	JNLNY Separate Account I ("Registrant") of Jackson National Life Insurance
Company of New York
(File Nos. 333-192972 and 811-08401)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 to the Registration Statement.  This filing incorporates responses to the Commission staff's comments (including comments received for File Nos. 333-176619 and 333-177298), includes financial statements that were not previously filed, and includes other non-material changes.

A request that the Commission declare the Registration Statement effective on April 25, 2014 is being filed concurrently with this filing.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Stradley Ronon Stevens & Young, LLP at (202) 507-6413.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:            Jamie Lynn Walter
Joan E. Boros